SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Entree Gold Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29383G100
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)
[ X ]           Rule 13d-1(c)
[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

1	Name Of Reporting Persons
I.R.S. Identification nos. of above persons (entities only)
Caisse de dépôt et placement du Québec
-------------------------------------------------------------------------------------------------------------
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
-------------------------------------------------------------------------------------------------------------
3	SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4	Citizenship or Place of Organization
Montreal (Quebec) Canada
-------------------------------------------------------------------------------------------------------------
5	Sole Voting Power
12,296,400 Common Shares
-------------------------------------------------------------------------------------------------------------
6	Shared Voting Power
-------------------------------------------------------------------------------------------------------------
7	Sole Dispositive Power
12,296,400 Common Shares -------------------------------------------------------------------------------------------------------------
8	Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------
9	Aggregate Amount Beneficially Owned by Each Reporting Person
12,296,400 Common Shares
-------------------------------------------------------------------------------------------------------------
10	Check if the Aggregate Amount In Row (9) Excludes Certain Shares
(See Instructions) [ ]
-------------------------------------------------------------------------------------------------------------
11	Percent of Class Represented by Amount in Row (9)
9.7%
-------------------------------------------------------------------------------------------------------------
12	Type of Reporting Person (See Instructions)
OO
-------------------------------------------------------------------------------------------------------------

Item 1

(a)	Name of Issuer: Entree Gold Inc.

(b)	Address of Issuer's Principal Executive Offices: Suite 1201 – 1166 Alberni Street, Vancouver, BC V6E 3Z3, Canada

Item 2

(a)	Name of person filing: Caisse de dépôt et placement du Québec ("Caisse")

(b)	Address or principal business office or, if none, residence: 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3

(c)	Citizenship: Canada

(d)	Title of class of securities: Common Shares

(e)	CUSIP No.: 29383G100

Item 3

Not applicable.

Item 4 - Ownership

(a)	Amount Beneficially Owned: 12,296,400 Common Shares

(b)	Percent of Class: 9.7%

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote: 12,296,400 Common Shares
(ii)	shared power to vote or direct the vote:
(iii)	sole power to dispose or to direct the disposition: 12,296,400 Common Shares
(iv)	shared power to dispose or to direct the disposition:

Item 5 - Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of  the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: February 14, 2012

s/ Soulef Hadjoudj
-----------------------------------------------------------------------

Signature

Soulef Hadjoudj, Legal Counsel
Name / Title